Mail Stop 3561

August 25, 2008

Heywood Wilansky
President and Chief Executive Officer
Retail Ventures, Inc.
3241 Westerville Rd.
Columbus, Ohio 43224

> **Re:** **Retail Ventures, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 25, 2008**
> **Definitive (Revised) Proxy Statement on Schedule 14A**
> **Filed May 1, 2008**
> **Form 10-Q for Fiscal Quarter Ended May 3, 2008**
> **Filed June 12, 2008**
> **File No. 001-10767**

Dear Mr. Wilansky:

We have reviewed your responses to our comments dated August 4, 2008 and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Definitive (Revised) Proxy Statement on Schedule 14A

1. We note your response to comment 15 from our letter dated July 2, 2008. However, we re-issue the comment to the extent that it requested disclosure of the potential cost if the CEO exercised his option to require the company to purchase his home. As disclosed in the proxy statement, the company has agreed to purchase the home for "the CEO's full investment as evidenced by receipts and supporting documentation, including all construction and 'finishing' expenses." Please disclose this amount. Presumably, the ultimate cost to the company will be lower in the event the company eventually sells the house. Please also include disclosure, if true, that the cost to the company would be reduced by the ultimate sale of the house which would depend on the real estate market at the time of such sale.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director